FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

October 31, 2014	3Q14 & 9M14 EARNINGS

• Net sales increases 10.9% to R$15.7 billion:
•	Revenue growth was driven by the opening of 146 stores over the last 12 months and SSS growth of 3.0%;
• Adjusted EBITDA advanced 12.7%, driven by efficiency gains in all businesses:
•	EBITDA Margin expanded 10 bps to 7.6%, despite the higher contribution from Assaí and Cnova.
• SG&A expenses maintained the downward trend:
•	Reduction of 50 bps as a ratio of net sales;
•	Continued implementation of the plan of discipline in expenses and streamline processes at Multivarejo and Via Varejo.
• Adjusted Net income of R$396 million, up 7.6%;
•	Growth was driven by higher profitability at Assaí, Multivarejo and Via Varejo.
• 9M14 vs. 9M13:
•	Adjusted EBITDA increased 18.6% with margin expansion of 50 bps;
•	Adjusted Net income grew 19.2%.

1

Store openings in 3Q14

Food

- ✓ 35 new stores: 31 Minimercado Extra, 2 Minuto Pão de Açúcar and 2 Assaí.
- ✓ On Sept. 30, 2014: **1,051 stores and sales area of 1,715 thousand m² .**

minuto
Pão de Açúcar

Minuto Pão de Açúcar - São Paulo

ASSAI
ASSAI
ATACADISTA

Assaí - Fernão Dias

pontofrio

Pontofrio - Pelotas, RS

CASAS BAHIA

Casas Bahia - Jaboatão Velho, PE

Via Varejo

- ✓ 15 new stores: 4 Pontofrio and 11 Casas Bahia.
- ✓ On Sept 30, 2014: **986 stores and sales area of 1,077 thousand m² .**

- ✓ **146 stores** opened in the **last 12 months.**
- ✓ **50 stores** opened in **3Q.**

2

Indebtedness:
•	Net debt reduction driven by higher cash generation in the period, working capital improvement and the cash inflow from the
Via Varejo public offering;
•	Net Debt with payment book/EBITDA reached ratio of 0.64x at the end of 3Q14, in line with the previous quarter (0.69x).
Financial Result:
•	Growth of 21.2% from 3Q13, below the cumulative increase of 29% of the CDI rate in the period;
•	Cost of sale of credit card receivables increased only 8.9%.

3

Improvement in Working Capital vs 3Q13

Working Capital Need (gap between inventories and suppliers)

R$ MM
+1,412
543
3Q13
3Q14
(869)

Days of COGS
+11.9
4.2
3Q13
3Q14
(7.7)

Improvement of 11.9 days in gap between inventories and suppliers, approximately R$ 1.412 billion of reduction in working capital, primarily due to optimizations in Via Varejo and Cnova.

4

Food Businesses (Multivarejo + Assaí)

		3Q14	9M14
Net Sales	R$ million *2014x2013*	8,253 *+6.2%*	24,923 *+10.6%*
Adjusted EBITDA[1]	R$ million *2014x2013* Adjusted EBITDA Margin	608 *+7.7%* 7.4%	1,792 *+10.8%* 7.2%
Adjusted Net Income[1]	R$ million *2014x2013* Adjusted Net Margin	189 *+0.7%* 2.3%	614 *+10.9%* 2.5%

(1) EBITDA and Net Income adjusted by total Other Operating Income and Expenses, thus eliminating non-recurring income and expenses

Multivarejo

- **Strategy remains focused on price competitiveness;**
- **Gross margin expansion of 140 bps:**
  - Revenue growth at leasing of commercial galleries;
  - Lower share of non-food products in sales;
  - Increased share of Pão de Açúcar and convenience stores in the sales mix.
- **Adjusted EBITDA margin expansion of 40 bps in the quarter.**
- **In 9M, adjusted EBITDA margin expanded 30 bps**

Assaí

- **Net sales of R$2.1 billion, growing 31.2%,** driven by the performance of the new stores above expectation, and consistent SSS performance. **In 9M, net sales grew 35.5%**
- **Adjusted EBITDA advanced 35.4% in the quarter and 39.7% in 9M, with margin of 3.4% and 3.2%, respectively.**

5

Via Varejo

		3Q14	9M14
Net Sales	R$ million *2014x2013*	5,280 *+0.4%*	16,230 *+4.6%*
Adjusted EBITDA [1]	R$ million *2014x2013* Adjusted EBITDA Margin	544 *+19.9%* 10.3%	1,541 *+27.5%* 9.5%
Adjusted Net Income [1]	R$ million *2014x2013* Net Margin	234 *+27.9%* 4.4%	620 *+35.9%* 3.8%

(1) EBITDA and Net Income adjusted by total Other Operating Income and Expenses, thus eliminating non-recurring income and expenses

Via Varejo

- **Gross margin expansion of 150 bps**, driven by efficiency gains in logistic and assembly, synergies, services and better category mix;
- **Continuity of the discipline in expenses**, efficiency improvement in stores and delivery logistics;
- **Adjusted EBITDA of R$544 million, with margin expansion of 170 bps**

6

GPA

Investor Relations Team
Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677

gpa.ri@gpabr.com
www.gpari.com.br

Forward-looking statements

The forward-looking statements in this presentation are based on the current assumptions and projections of the Company's management, which could differ materially from actual results and performance and future events. These projections include future results that could be influenced by historical results and investments. Actual results, performance and events may differ significantly from those expressed or implied by these forward-looking statements due to a variety of factors, such as general economic conditions in Brazil and other countries, interest and exchange rate variations, future renegotiations or prepayments of liabilities or loans denominated in foreign currency, legal and regulatory changes and general competitive factors at the regional, national or global levels.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.